FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Second Quarter Results for 2007

Calgary, Alberta – August 9, 2007 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for the second quarter of FY2007. For the three months ended June 30, 2007, the consolidated revenues were $796,000 as compared to $430,000 for the same quarter in FY2006. The net loss for the second quarter was $(142,000) or $(0.02) per share as compared to $(481,000) or $(0.05) per share in FY2006.

Consolidated revenues for the six months ended June 30, 2007 were $1,402,000 compared to $1,104,000 for the same period in FY2006. Net loss for the six month period was $(523,000) or $(0.06) per share as compared to $(660,000) or $(0.07) per share in FY2006.

The Company reported a working capital surplus of $2,281,000 as at June 30, 2007 of which cash comprised $1,833,000.

“Recurring revenues continued to increase during the second quarter,” stated David Gallagher, President and CEO of QSound Labs.  “This has occurred as a result of the continued market penetration of the Company’s microQ audio engine into the mobile device market. Royalty and recurring license fee revenue for the three months ended June 30, 2007 increased 335% to $696,659 from $160,274 for the three months ended June 30, 2006. For the six months ended June 30, 2007 and 2006, royalty and recurring license fee revenue was $1,021,268 and $307,422, respectively, an increase of 232%. The main drivers for these increases in 2007 have been the increasing level of royalty based product launches by microQ licensees as well as the Company’s securing of annual license fees with certain strategic partners. QSound expects royalty revenue growth to continue quarter over quarter, however, due to revenue recognition criteria there will be quarterly fluctuations in the level of recurring license fees but anticipated growth on an annual basis.”

“Currently, microQ is shipping in LG, Panasonic, UTStarcom, MITAC, Samsung & BenQ mobile devices.  In the second half of the year, the Company expects more devices to ship from BenQ, MITAC, LG, Pantech and HiSilicon (a subsidiary of Huawei). Management continues to pursue other opportunities based on the strategic relationships established with ARM and SUN and would expect these efforts to result in revenues for the Company in FY2008.”

“The Company continues to also market its technology to the home entertainment and bluetooth audio markets. Like the mobile device market, the Company is aligning itself with as many significant platform providers as it can, for these markets. To date, the Company has successfully ported its technologies to CSR, STMicro and Texas Instruments’ platforms and is currently actively marketing these solutions, primarily to Asian OEMs and ODMs.”

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes ARM, BenQ, Broadcom, MITAC, Panasonic, Qualcomm, Sony Vaio and Toshiba among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com .

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation in the second half of 2007 of increased shipments of microQ enabled mobile devices and in 2008 of increased revenues resulting from existing strategic relationships.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful distribution of QSound-enabled products by licensees, continued growth of demand for QSound's technologies in the mobile devices   market, QSound’s ability to carry out its product development, business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets As at June 30, 2007 and December 31, 2006 (unaudited) (Expressed in United States dollars under United States GAAP)
	June 30, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$1,832,503	$2,316,476
Accounts receivable (net)	713,247	316,298
Note receivable	–	6,000
Inventory	18,619	19,422
Deposits and prepaid expenses	110,440	60,933
	2,674,809	2,719,129

Note receivable	26,692	55,325
Property and equipment	306,222	348,280
Deferred development costs	224,031	253,147
Intangible assets	81,511	98,351
	$3,313,265	$3,474,232

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$240,866	$268,439
Deferred revenue	152,528	45,572
	393,394	314,011

Convertible notes	101,470	84,949

Shareholders' equity
Share capital	47,550,891	47,411,000
Warrants	1,027,114	1,027,114
Contributed surplus	2,980,498	2,854,038
Deficit	(48,740,102)	(48,216,880)
	2,818,401	3,075,272

	$3,313,265	$3,474,232

Consolidated

Statements of Operations, Comprehensive Loss and Deficit

(unaudited)

(Expressed in United States dollars under United States GAAP)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
REVENUE
Royalties, licenses and engineering fees	$736,659	$364,054	$1,272,868	$956,771
Product sales	59,371	66,114	129,522	147,167
	796,030	430,168	1,402,390	1,103,938
Cost of product sales	29,455	(3,251)	56,170	4,823
	766,575	433,419	1,346,220	1,099,115

EXPENSES:
Marketing	335,071	295,145	733,828	496,710
Operations	33,679	33,933	66,905	69,810
Product engineering	167,411	213,882	347,999	429,514
Administration	301,560	262,551	582,265	485,521
Foreign exchange loss	(630)	220	191	8,907
Amortization	50,759	98,634	100,516	261,922
	887,850	904,365	1,831,704	1,752,384

Loss before other items	(121,275)	(470,946)	(485,484)	(653,269)

OTHER ITEMS:
Interest income	20,556	24,614	43,644	32,276
Interest on convertible notes	(20,569)	(19,322)	(40,911)	(19,747)
Accretion expense	(8,306)	(4,093)	(16,521)	(4,342)
Gain on sale of capital assets	586	–	586	–
	(7,733)	1,199	(13,202)	8,187

Loss before taxes	(129,008)	(469,747)	(498,686)	(645,082)
Foreign withholding tax	(13,269)	(10,779)	(24,536)	(15,114)
Net loss and comprehensive loss for the period	(142,277)	(480,526)	(523,222)	(660,196)

Deficit, beginning of period	(48,597,825)	(46,714,875)	(48,216,880)	(46,535,205)
Deficit, end of period	$(48,740,102)	$(47,195,401)	$(48,740,102)	$(47,195,401)

Loss per common share (basic and diluted)	$(0.02)	$(0.05)	$(0.06)	$(0.07)

Consolidated

Statements of Cash Flows

(unaudited)

(Expressed in United States dollars under United States GAAP)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Cash provided by (used in):

OPERATIONS
Loss for the period	$(142,277)	$(480,526)	$(523,222)	$(660,196)

Items not requiring (providing) cash:
Amortization	50,759	98,634	100,516	261,922
Stock based compensation	68,287	157,655	169,496	229,636
Accretion expense	8,306	4,093	16,521	4,342
Gain on sale of capital assets	(586)	–	(586)	–
Other	(349)	(1,381)	(1,367)	(2,959)
Changes in non-cash working capital balances	5,156	377,392	(366,270)	(276,240)
	(10,704)	155,867	(604,912)	(443,495)

FINANCING
Issuance of common shares (net)	24,555	91,548	96,855	737,963
Proceeds on issuance of convertible notes	–	–	–	1,000,000
	24,555	91,548	96,855	1,737,963

INVESTMENTS
Note receivable	–	26,442	36,000	26,442
Purchase of property and equipment	(2,837)	(14,589)	(9,367)	(24,011)
Deferred development costs	–	(16,420)	–	(39,500)
Purchase of intangible assets	(3,135)	(2,381)	(3,135)	(16,006)
Proceeds on sale of capital assets	586	–	586	–
	(5,386)	(6,948)	24,084	(53,075)

(Decrease) increase in cash and cash equivalents	8,465	240,467	(483,973)	1,241,393
Cash and cash equivalents, beginning of period	1,824,038	2,223,655	2,316,476	1,222,729

Cash and cash equivalents, end of period	1,832,503	2,464,122	1,832,503	2,464,122